

March 16, 2022

Christine Nixon
Chief Legal Counsel
SAFG Retirement Services, Inc.
21650 Oxnard Street, Suite 750
Woodland Hills, CA 91367

>   **Re: SAFG Retirement Services, Inc.**
>   **Amendment No. 2 to Draft Registration Statement on Form S-1**
>   **Submitted March 11, 2022**
>   **CIK No. 0001889539**

Dear Ms. Nixon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed March 11, 2022

The Reorganization Transactions
Transfer of AIG Technologies, Inc. and Eastgreen, Inc., page 74

1.   Please file the agreements relating to the purchase of AIG Technologies, Inc. and Eastgreen, Inc. as exhibits to the registration statement, or please explain why you are not required to do so.

Transactional Accounting Adjustments - Recapitalization, page 78

2.   Please revise to disclose the expected or known material terms related to the future issuance of Senior Notes and Hybrid Securities.

Autonomous Entity Adjustments, page 79

3. Please confirm that all reorganization transactions disclosed on page 74, including the Transfer of AIG Technologies, Inc. and Eastgreen, Inc. which occurred in 2022, are included as autonomous entity adjustments, if appropriate.

Notes to the Unaudited Pro Forma Financial Information, page 83

4. Please revise to disclose material revenues, expenses, gains and losses and related tax effects, including the $3.0 billion gain on the sale of the affordable housing portfolio, which will not recur in your income beyond 12 months after the transaction. Refer to Rule 11-02(a)(11)(i) of Regulation S-X for guidance.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance